UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Xactly Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98386L101
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98386L101	13G	Page 2 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Outlook Ventures II-Q, L.P. 94-3333431
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,402,610
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,402,610
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,402,610
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 4.8% (based on the 29,184,462 shares of common stock outstanding as of November 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2015).

12.		Type of Reporting Person PN

CUSIP No. 83013P105	13G	Page 3 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Outlook Ventures II-N, L.P. 94-3333430
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 304,740
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 304,740
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 304,740
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 1.0% (based on the 29,184,462 shares of common stock outstanding as of November 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2015).

12.		Type of Reporting Person PN

CUSIP No. 83013P105	13G	Page 4 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Outlook Ventures II-P, L.P. 94-3333433
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 22,484
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 22,484
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 22,484
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Less than 1% (based on the 29,184,462 shares of common stock outstanding as of November 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2015).

12.		Type of Reporting Person PN

CUSIP No. 83013P105	13G	Page 5 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Outlook Ventures II, LLC 93-3333429
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,729,834*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,729,834*
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,729,834*
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 5.9% (based on the 29,184,462 shares of common stock outstanding as of November 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2015).

12.		Type of Reporting Person OO

* Outlook  Ventures II, LLC is the general partner of each of Outlook Ventures II-Q, L.P., Outlook Ventures II-N, L.P. and Outlook Ventures II-P, L.P. (collectively, the “Funds”), and as such Outlook Ventures II, LLC is  deemed the beneficial owner of the shares held by the Funds.

CUSIP No. 83013P105	13G	Page 6 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Carl Nichols
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,729,834*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,729,834*
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,729,834*
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 5.9% (based on the 29,184,462 shares of common stock outstanding as of November 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2015).

12.		Type of Reporting Person IN

* Mr. Nichols and Mr. Haykin, as managing directors of Outlook Ventures II, LLC, share voting and dispositive power over the shares held by the Funds.

CUSIP No. 83013P105	13G	Page 7 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Randy Haykin
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,729,834*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,729,834*
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,729,834*
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 5.9% (based on the 29,184,462 shares of common stock outstanding as of November 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2015).

12.		Type of Reporting Person IN

*  Mr. Nichols and Mr. Haykin, as managing directors of Outlook Ventures II, LLC, share voting and dispositive power over the shares held by the Funds.

CUSIP No. 83013P105	13G	Page 8 of 10 Pages

Item 1(a).	Name of Issuer:
Xactly Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
300 Park Avenue, Suite 1700 San Jose, California 95110
Item 2(a).	Name of Persons Filing:
1. Outlook Ventures II-Q, L.P. (“OV II-Q”) 2. Outlook Ventures II-N, L.P. (“OV II-N”) 3. Outlook Ventures II-P, L.P. (“OV II-P”) 4. Outlook Ventures II, LLC (“OV II”) 5. Carl Nichols 6. Randy Haykin
Item 2(b).	Address of Principal Business Office or, if none, Residence:
3000F Danville Boulevard, Suite 110, Alamo, California, 94507
Item 2(c).	Citizenship:
1. OV II-Q, OV II-N, OV II-P and OV II – Delaware 2. Messrs. Nichols and Haykin – U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:
83013P105

Item 3.	If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

(a)	☐Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP No. 83013P105	13G	Page 9 of 10 Pages

(h)	☐A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                                Ownership.

(a)	Amount beneficially owned:
See Items 5-9 on the cover sheets of this Schedule 13G.
(b)	Percent of class:
See Item 11 on the cover sheets of this Schedule 13G.
(c)	Number of shares as to which each person has:
(i)	Sole power to vote or to direct the vote	-0-
(ii)	Shared power to vote or to direct the vote	OV II-Q: 1,402,610 OV II-N: 304,740 OV II-P: 22,484 OV II, Mr. Nichols and Mr. Haykin: 1,729,834
(iii)	Sole power to dispose or to direct the disposition of	-0-
(iv)	Shared power to dispose or to direct the disposition of	OV II-Q: 1,402,610 OV II-N: 304,740 OV II-P: 22,484 OV II, Mr. Nichols and Mr. Haykin: 1,729,834

Item 5.                    Ownership of Five Percent or Less of a Class.

                                Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

OV II is the general partner of each of OV II-Q, OV II-N and OV II-P and as such OV II is  deemed the beneficial owner of the shares held by each of OV II-Q, OV II-N and OV II-P.

Mr. Nichols and Mr. Haykin, as managing directors of OV II, share voting and dispositive power over the shares held by each of OV II-Q, OV II-N and OV II-P.  Mr. Nichols and Mr. Haykin disclaim any deemed beneficial ownership in securities held by OV II-Q, OV II-N and OV II-P, except to the extent of their respective pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. 83013P105	13G	Page 10 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.	Notice of Dissolution Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
(Date)

/s/ Carl Nichols
(Signature)

Outlook Ventures II-Q, L.P. By: Outlook Ventures II, LLC, as general partner	Outlook Ventures II-P, L.P. By: Outlook Ventures II, LLC, as general partner
By: Carl Nichols, Managing Director	By: Carl Nichols, Managing Director
(Name/Title)	(Name/Title)

February 12, 2016	February 12, 2016
(Date)	(Date)

/s/ Carl Nichols	/s/ Carl Nichols
(Signature)	(Signature)

Outlook Ventures II-N, L.P. By: Outlook Ventures II, LLC, as general partner	. Outlook Ventures II, LLC
By: Carl Nichols, Managing Director	By: Carl Nichols, Managing Director
(Name/Title)	(Name/Title)

February 12, 2016
(Date)

/s/ Carl Nichols
(Signature)

February 10, 2016
(Date)

/s/ Carl Nichols
(Signature)

Carl Nichols
(Name)

/s/ Randy Haykin
(Signature)

Randy Haykin
(Name)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock of Xactly Corporation, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 12th day of February 2016.

February 12, 2016
(Date)

/s/ Carl Nichols
(Signature)

Outlook Ventures II-Q, L.P. By: Outlook Ventures II, LLC, as general partner	Outlook Ventures II-P, L.P. By: Outlook Ventures II, LLC, as general partner
By: Carl Nichols, Managing Director	By: Carl Nichols, Managing Director
(Name/Title)	(Name/Title)

February 12, 2016	February 12, 2016
(Date)	(Date)

/s/ Carl Nichols	/s/ Carl Nichols
(Signature)	(Signature)

Outlook Ventures II-N, L.P. By: Outlook Ventures II, LLC, as general partner	. Outlook Ventures II, LLC
By: Carl Nichols, Managing Director	By: Carl Nichols, Managing Director
(Name/Title)	(Name/Title)

February 12, 2016
(Date)

/s/ Carl Nichols
(Signature)

February 12, 2016
(Date)

/s/ Carl Nichols
(Signature)

Carl Nichols
(Name)

/s/ Randy Haykin
(Signature)

Randy Haykin
(Name)